UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Bitstream Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
 (Title of Class of Securities)

91736108
(CUSIP Number)

Trent Stedman
799 Central Avenue
Suite 350
Highland Park, Illinois  60035
(201) 793-0515

Copy to:

Mark D. Wood
525 W. Monroe Street
Chicago, IL  60661
(312) 902-5493
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON

NV North American Opportunity Fund

SS OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

98-0454389

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒
			(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,135,462
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,135,462
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		☐
1,135,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%
14	TYPE OF REPORTING PERSON
CO

CUSIP No.  91736108

1	NAMES OF REPORTING PERSON

Millennium Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒
			(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,135,462
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,135,462
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		☐
1,135,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%
14	TYPE OF REPORTING PERSON
IA

1	NAMES OF REPORTING PERSON

Trent Stedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒
			(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,207,856
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,207,856
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		☐

1,207,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%
14	TYPE OF REPORTING PERSON

IN

1	NAMES OF REPORTING PERSON

Thomas Patrick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)☒
			(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		378,906
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		378,906
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		☐

378,906

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.8%
14	TYPE OF REPORTING PERSON

IN

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 5 amends the Schedule 13D filed by NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, HPP GP LLC and Trent Stedman (the "Original Filers") on May 1, 2009, as amended by the Schedule 13D/A filed by the Original Filers on February 16, 2010, the Schedule 13D/A filed by the Original Filers on March 12, 2010, the Schedule 13D/A filed by the Original Filers and Thomas Patrick on April 23, 2010 and the Schedule 13D/A filed by NV North American Opportunity Fund, Millennium Group LLC and Messrs. Stedman and Patrick (collectively, the “Reporting Persons”) on August 20, 2010, relating to the Class A Common Stock, $0.01 par value per share (the “Common Stock”), of Bitstream Inc. (the “Issuer”), as specifically set forth herein. This Amendment No. 5 is filed solely to attach a copy of the letter sent by Mr. Stedman to the Chairman of the Board of the Issuer on August 20, 2010, which was intended to be attached as an exhibit to Amendment No. 4.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following:

Exhibit B - Letter dated August 20, 2010 from Trent Stedman to the Chairman of the Board of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 20, 2010	NV North American Opportunity Fund
	By:	Millennium Group LLC

	By:	/s/ Trent Stedman
Trent Stedman, Member

Dated as of August 20, 2010	Millennium Group LLC

	By:	/s/ Trent Stedman
Trent Stedman, Member

Dated as of August 20, 2010		/s/ Trent Stedman
Trent Stedman

Dated as of August 20, 2010		/s/ Thomas Patrick
Thomas Patrick

EXHIBIT B

August 20, 2010

Mr. Amos Kaminski
Chairman of the Board
Bitstream Inc.
500 Nickerson Road
Marlborough, MA  01752

Dear Mr. Kaminski:

We have reviewed the letter dated August 18, 2010 to the Board of Directors of Bitstream Inc. that was filed with a Schedule 13D by Columbia Pacific Opportunity Fund, L.P.  In this letter, Columbia Pacific has asked the board to form a non-executive committee to explore the sale of Bitstream to one or more third parties.

Such a process could unlock significant value for stockholders.  We believe that Bitstream’s current structure is too complex for public markets to ascertain the value of attractive underlying business units, and premiums paid in recently announced transactions suggest acquirers are willing to pay fair prices for quality assets.  Moreover, directors recently added to Bitstream’s board bring exceptional track records in similar processes.  With these considerations in mind, we support the formation of such a committee at this time.

Please call if you would like to discuss this further.

Sincerely,

Trent Stedman
NV North American Opportunity Fund